UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Extraordinary General Meeting

Call Notice

As Shareholders of Telefônica Brasil S.A. (the “Company”), you are hereby invited to attend the Extraordinary General Meeting (the "Meeting"), which will be held at 11:00 am on November 30, 2018, at the Company's headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 20th floor, auditorium, Bairro Cidade Monções, in the Capital of the State of São Paulo, to discuss and deliberate on the following items on the agenda:

1.            to take note of and ratify the appointment of the specialized valuation firm BDO RCS Auditores Independentes S.S., enrolled in the CNPJ/MF under No. 54.276.936/0001-79, responsible for the preparation of the appraisal report for the shareholders' equity of Telefônica Data SA ("TDATA"), for the purpose of merging the shareholders' equity of TDATA into the Company (the "TDATA Appraisal Report");

2.            to discuss and deliberate on the Instrument of Justification and Protocol of Merger of TDATA into the Company, executed between TDATA and the Company on October 30, 2018, with the purpose of merging TDATA into the Company (the "Protocol of Merger");

3.            to discuss and deliberate on the TDATA Appraisal Report;

4.            to deliberate on the merger of TDATA into the Company and its implementation;

5.            to deliberate, as a result of the proposed merger, on the amendment of article 2 of the Company's Bylaws;

6.            to deliberate on the restatement of the Company's Bylaws; and

7.            to deliberate on the removal of a member of the Board of Directors appointed by the Controlling Shareholder.

GENERAL INSTRUCTIONS:

(i)           In accordance with article 12 of the Company's Bylaws:

- Only shareholders whose shares are registered in their name, in the records of the bookkeeping institution, may take part and vote at the Meeting, up to seventy-two (72) hours before the date designated for the Meeting; and

- The shareholders must also present, up to 72 hours before the date set for the Meeting, via an updated statement containing their respective shareholding, issued by the custodian and depositary bodies, as the case may be, pursuant to the  terms of the Meeting Manual.

(ii)          Participation by the shareholder may be in person or by a duly appointed proxy/legal representative, and detailed guidelines regarding the documentation required are mentioned in the Meeting Manual published on the date hereof:

- Attendance in Person: If the shareholder chooses to attend the Meeting in person, the Shareholder must appear at the Meeting with a proof of identity document (identity card and CPF).

- Representation at the Meeting by Proxies: In order to give greater speed and efficiency to the work of the Meeting, pursuant to paragraph 2 of article 12 of the Bylaws, the Company requests that shareholders who intend to be represented at the Meeting by proxy, deposit the proxy instruments and documentation described in the Meeting Manual at the Company's headquarters at Avenida Engenheiro Luiz Carlos Berrini, 1376, 17th floor, Cidade Monções, City of São Paulo, State of São Paulo - CEP 04571-936, to the attention of the Investor Relations Officer on business days, from Monday to Friday, from 9:00 am to 6:00 pm, up to seventy-two (72) hours before the date set for the Meeting.

(iii)         All documents related to the agenda are available to the shareholders at the Company's headquarters, and may also be viewed on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br), of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br), and the Company (www.telefonica.com.br/ri), in accordance with the provisions of the Brazilian Corporations Law and ICVM 481.

São Paulo, October 30, 2018.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 29, 2018	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director